UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

National R.V. Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

637277104
(CUSIP Number)

Robert B. Lee P.O. Box 236 Junction City, Oregon 97448 (541) 998-8467
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2006
(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Robert B. Lee
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 592,906
	(8)	Shared Voting Power -
	(9)	Sole Dispositive Power 592,906
	(10)	Shared Dispositive Power -
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 592,906
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 5.7%(1)
(14)	Type of Reporting Person (See Instructions) IN

———————

(1)

Based on 10,339,484 shares of common stock, par value $0.01 per share, of National R.V. Holdings, Inc. outstanding at November 1, 2005, as reported in National R.V. Holdings, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2005.

Item 1.

Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value (the “Common Stock”), of National R.V. Holdings, Inc. (“National R.V.” or the “Issuer”). The Issuer’s principal executive offices are located at 3411 N. Perris Boulevard, Perris, California  92571.

Item 2.

Identity and Background

(a)

Robert B. Lee

(b)

P.O. Box 236
Junction City, Oregon  97448

(c)

Director of National R.V. Holdings, Inc. located at 3411 N. Perris Blvd., Perris, California 92571. National R.V. Holdings, Inc., through its two wholly-owned subsidiaries, National RV, Inc. and Country Coach, Inc., is one of the nation’s leading producers of motorized recreational vehicles, often referred to as RVs or motorhomes.

(d)

None

(e)

None

(f)

United States

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Lee’s prior purchases were made with personal funds. There have been no transactions in the last 60 days.

Item 4.

Purpose of Transaction

Mr. Lee founded Country Coach, Inc. and received securities of the Issuer in the sale of all of the common stock of Country Coach to the Issuer in November 1996. In addition, Mr. Lee has acquired additional securities of the Issuer as a result of grants of stock options received over the course of his service as an executive, employee and consultant of the Issuer.

Mr. Lee had previously joined with Bryant R. Riley, Riley Investment Management LLC (“RIM”) and SACC Partners, LP (“SACC”) to make a proposal to acquire all of the shares of the Issuer that they did not collectively already own. The proposal was made in a letter dated November 21, 2005 at a special meeting of the Issuer’s board of directors.

This proposal could have resulted in changes in the Issuer’s management, directors, or business operations and if completed, would have caused the Issuer’s common shares no longer to be listed on the New York Stock Exchange, and no longer to be publicly traded, making the Issuer’s securities eligible for termination of registration under the Securities Exchange Act of 1934.

The Issuer did not accept the proposal. Mr. Lee currently is not participating in this proposal or any other similar proposal with Mr. Riley, RIM, SACC or any other parties.

Item 5.

Interest in Securities of the Issuer

(a)

Mr. Lee may be deemed to beneficially own 592,906 shares of the Issuer’s common stock, or 5.7% of the Issuer’s outstanding common stock, based on 10,339,484 shares of common stock outstanding at November 1, 2005, as reported in National R.V. Holdings, Inc.’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2005. Mr. Lee’s reported beneficial ownership includes 15,000 shares underlying options exercisable within 60 days of the date hereof.

(b)

Mr. Lee has sole voting and dispository power with respect to 411,036 shares of the Issuer’s common stock. The number of shares beneficially owned by Mr. Lee includes 136,870 shares of the Issuer’s common stock held by Mr. Lee’s wife, Terry N. Lee, 15,000 shares held by his daughter Brenda Thomson and 15,000 shares held by his daughter Kenda Mason, for all of which Mr. Lee disclaims beneficial ownership.

(c)

None.

(d)

See Item 5(a) above.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Lee and Mr. Riley, RIM and SACC previously had agreed to form a company and jointly make the proposal described in Item 4 above. The Issuer did not accept the proposal and Mr. Lee currently is not a party to any such arrangements with respect to the securities of the Issuer.

Item 7.

Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated:  March 28, 2006

/s/ ROBERT B. LEE
Robert B. Lee

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).